As filed with the Securities and Exchange Commission on June 20, 2019

Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2018
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number:  001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia USA Inc. Retirement Savings and Investment Plan

C/O Nokia of America Corporation.

600 Mountain Avenue

Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation

Karaportti 3

FI-02610

Espoo, Finland

Nokia USA Inc. Retirement Savings and Investment Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements and Supplemental Schedule as of December 31, 2018 and 2017, and for the year ended December 31, 2018	5 - 15

Signature Page	16

Armanino LLP 15950 N. Dallas Parkway Suite 600 Dallas, TX 75248-6685 972 661 1843 main armaninoLLP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee and Plan Participants of the Nokia USA Inc. Retirement Savings and Investment Plan Murray Hill, NJ 07974

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Nokia USA Inc. Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2018, and 2017, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2018, and 2017, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter
As stated in Notes 1 and 6 of these financial statements, as a result of the merger of Nokia USA, Inc. (“Nokia”) with and into Nokia of America Corporation (“NoAC”) effective on January 1, 2019, NoAC became the “sponsoring employer” of the Plan. Effective January 1, 2019, the Plan was frozen to new contributions. Any participant that was actively employed by Nokia on December 31, 2018 became an employee of NoAC and eligible to contribute to its savings plan, the Nokia Savings/401(k) Plan effective on January 1, 2019. Additionally, NoAC management expects to recommend, at an upcoming meeting of the Board of Directors of NoAC, that the Board approve merging the Plan with and into the Nokia Savings/401(k) Plan, effective on December 31, 2019, with the Nokia Savings/401(k) Plan being the surviving plan. Our opinion is not modified with respect to this matter.

Supplemental Information
The supplemental schedule of assets (held at end of year) (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

ArmaninoLLP

We have served as the Plan’s auditor since 2015.
Dallas, Texas
June 20, 2019

Nokia USA Inc. Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017

Nokia USA Inc. Retirement Savings and Investment Plan
Contents

Page
Report of Independent Registered Public Accounting Firm	3-4

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	6

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	7

Notes to Financial Statements	8-13

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018	15

Note:
Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Nokia USA Inc. Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$71,062,168	$77,857,244
Receivables:
Notes receivable from participants	249,371	613,643
Contributions receivable	-	7,800
Net assets available for benefits	$71,311,539	$78,478,687

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2018

Additions:
Contributions:
Employer	$1,342,832
Participant	2,209,928
Rollovers	915,157
Total contributions	4,467,917
Dividend and other interest income	2,387,223
Interest income from notes receivable from participants	16,375
Total additions	6,871,515

Deductions:
Benefits paid to participants	(7,401,437)
Net depreciation in fair value of investments	(6,551,347)
Administrative expenses and other	(85,879)
Total deductions	(14,038,663)

Net decrease	(7,167,148)

Net assets available for benefits
Beginning of year	78,478,687
End of year	$71,311,539

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2018 and 2017

Note 1 - Description of Plan

The following description of the Nokia USA Inc. Retirement Savings and Investment Plan (the Plan) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia USA Inc. (the Company or Nokia). Prior to the adoption of the Volume Submitter plan as described below, the Plan included Nokia and its affiliates. With the change to the Volume Submitter plan effective June 6, 2016, the Plan is a defined contribution plan that covers eligible employees of Nokia. As a result of the merger of Nokia with and into Nokia of America Corporation (NoAC) effective on January 1, 2019, NoAC became the “sponsoring employer” of the Plan. Effective January 1, 2019, the Plan was frozen to new contributions. Any participant that was actively employed by Nokia on December 31, 2018 became an employee of NoAC and eligible to contribute to its savings plan, the Nokia Savings/401(k) Plan effective on January 1, 2019. Fidelity Management Trust Company (Fidelity or the trustee) serves as trustee of the Plan. The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan administrator (Nokia before January 1, 2019; NoAC on and after January 1, 2019) retains responsibility for oversight of the Plan and the Plan’s day-to-day administration. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Plan was created effective April 25, 2014 to replace the Nokia Retirement Savings and Investment Plan which was transferred to Microsoft Corporation along with the sale of Nokia’s Devices and Services business. The Nokia Retirement Savings and Investment Plan served both Nokia Inc. employees and employees of the Company.

Eligibility
Employees are eligible to participate in the Plan after attaining age 18; however, interns, part time employees and cooperatives are not eligible to participate in the Plan.

Contributions
The Plan was frozen to new contributions effective January 1, 2019. Participant contributions take the form of before-tax contributions and are deferred for federal income tax purposes.  The Plan does allow for voluntary after-tax contributions and Roth contributions for employees working in the United States.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their eligible annual compensation, as defined in the plan document.  Participants may contribute up to 50% of their pre-tax eligible annual compensation to the Plan, subject to annual individual deferral limitations under the Internal Revenue Code (the Code or IRC). All participants who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions, as defined by the Code.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar contributed up to the greater of 8% of the participants’ eligible earnings or certain Internal Revenue Service (IRS) limitations.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of available investment options under the Plan.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants with a deferral rate greater than zero will have that deferral rate increased annually by 1% as a pre-tax deferral rate until a deferral rate of 8% is reached. Additional discretionary Company contributions may be made upon the approval of the Company’s Board of Directors.  The Company made no additional discretionary contributions for the Plan year ended December 31, 2018.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2018 and 2017

Note 1 - Description of Plan (continued)

There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the plan document.  Plan earnings or losses are allocated to or deducted from a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts. Transaction based fees are associated with optional services under the Plan and are charged directly to participant accounts for particular Plan features that may be available, such as a participant loan or the maintenance of a terminated participant account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
Participants can borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The notes receivable from participants, maturing at various dates through 2046, are collateralized by the balance in the participant’s account.  The notes receivable from participants bear interest rates that reflect the prime rate for the month when they are issued and were between 3.25% to 4.50% as of December 31, 2018.  Principal and interest are repaid ratably through bi-monthly payroll deductions.  Notes receivable from participants are carried at unpaid principal plus accrued interest.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon. As a result of a partial Plan termination in 2018, active participants as of December 31, 2018 and participants who terminated from employment between December 21, 2017 and December 31, 2018 were fully vested.

Forfeitures
At December 31, 2018, forfeited nonvested accounts were $1,141,979.  These accounts are generally used to reduce future Company contributions or pay Plan administrative fees.  In 2018, forfeitures in the amount of $3,537 were used to pay administrative expenses and $320,113 of forfeitures were used to reduce Company contributions.

At December 31, 2017, forfeited nonvested accounts were $753,061.  These accounts are generally used to reduce future Company contributions or pay Plan administrative fees.  In 2017, forfeitures in the amount of $8,017 were used to pay administrative expenses and no forfeitures were used to reduce Company contributions.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

Nokia ADR shares are paid out in cash or certificates as requested by the participant.  Fractional shares are paid in cash.

A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan until such participant is required by law to receive minimum required distributions.

A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2018 and 2017

Note 1 - Description of Plan (continued)

The Plan provides that upon termination of employment due to retirement, disability, death or upon attainment of age 65, the Plan’s trustee may commence distribution of the participant’s vested account by payment of a lump sum, partial payments, or a series of installments in accordance with the provisions of the plan document.

In addition to the foregoing, participants are permitted to request in-service distribution from their vested Plan accounts at any time after having attained age 59½.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis. Investments are reported at fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains and losses on sales of investments and the unrealized appreciation or depreciation on those investments.

Plan Expenses
Expenses incurred by the Plan for certain administration fees and certain investment related fees are paid by the Plan.  Audit fees and all other operating expenses of the Plan are paid by the Company. Forfeitures are retained in the Plan and may first be used to pay administrative expenses. Any remaining amounts may be used to reduce future Employer contributions payable under the Plan.

Risks and Uncertainties
The Plan invests in various investments.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain Plan investments, it is at least reasonably possible that changes in the values of investments will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and changes therein.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2018 and 2017

Note 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements
Accounting Standards Update (ASU) No. 2018-13 - Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU eliminates the requirements to disclose the valuation process for level 3 measurements, the policy regarding the timing of transfers between levels in the fair value hierarchy and changes in unrealized gains and losses for Level 3 fair value measurements still held at the end of the period. The amendments also modify the requirement to make certain disclosures. For the Plan, the amendments in this update are effective for fiscal years beginning after December 15, 2019. A reporting entity should apply the amendments retrospectively to all periods presented. Plan management has determined that there is no impact to the Plan.

ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 relates primarily to reporting by an employee benefit plan for its interest in a master trust. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018, with early application permitted. Plan management has determined this ASU has no impact on the Plan's financial statements or disclosures.

Note 3 - Fair Value

Accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Plan’s management to develop their own assumptions. The Plan held no Level 3 investments as of December 31, 2018 or 2017.

The following is a description of the valuation methodologies used for the investments measured at fair value.

Registered Investment Companies
The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC).  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Collective Trust
During the plan year, the Collective Trust (CT) investment was changed from the Fidelity Managed Income Portfolio II Fund to the Fidelity Managed Income Portfolio Fund. Both funds are a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and are managed by Fidelity. These funds seek to preserve principal investments while earning interest income. These funds will try to maintain a NAV of $1 per unit and are shown as such in the Plan’s financial statements as a practical expedient to fair value. The portfolios invest in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of each portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolios and for the repayment of the principal when the contract matures. All investment contracts and fixed income securities purchased for the portfolios must satisfy the credit quality standards of Fidelity.

The CT is not available in an exchange or active market.

There is no restriction in place with respect to the daily redemption of the CT.

There were no unfunded commitments to the funds.

Common Stocks
Nokia American Depository Shares (Nokia ADR shares) and common stocks held in self-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2018 and 2017

Note 3 - Fair Value (continued)

The methods described above may produce a fair value that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets at fair value as of December 31, 2018 and 2017:

December 31, 2018	Level 1	Level 2	Total
Mutual Funds	$62,232,533	$-	$62,232,533
Nokia ADR common stock	1,317,000	-	1,317,000
Self-directed brokerage accounts	3,754,625	-	3,754,625
Total Assets in the fair value hierarchy	$67,304,158	-	67,304,158
Investments, at net asset value			3,758,010
Investments, at fair value			$71,062,168

December 31, 2017	Level 1	Level 2	Total
Mutual Funds	$69,802,012	$-	$69,802,012
Nokia ADR common stock	1,022,390	-	1,022,390
Self-directed brokerage accounts	3,683,895	-	3,683,895
Total Assets in the fair value hierarchy	$74,508,297	-	74,508,297
Investments, at net asset value			3,348,947
Investments, at fair value			$77,857,244

Note 4 - Tax Status

The IRS issued an opinion letter on the Volume Submitter plan dated March 31, 2014 (Note 1), that the Volume Submitter plan is acceptable under section 401 of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator is in the process of correcting the Plan's minimum coverage testing under the Code for the 2018 plan year. The Plan administrator has indicated that it will take steps, as necessary, to insure the Plan's compliance with the minimum coverage requirements of the Code.

Note 5 - Party-in-Interest Transactions

Parties-in-interest are defined under ERISA as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others.

The Plan purchased and sold approximately $44,900 in Nokia ADR shares during 2018.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale. At December 31, 2018, the Plan held 226,116 shares, including outstanding purchases, with a fair value of $1,317,000 including outstanding purchases. The Plan received 48,797 in dividends from Nokia ADR shares.

The Plan purchased and sold approximately $66,910 in Nokia ADR shares during 2017.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale. At December 31, 2017, the Plan held 219,187 shares, including outstanding purchases, with a fair value of $1,022,390 including outstanding purchases. The Plan received 38,548 in dividends from Nokia ADR shares.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2018 and 2017

Note 5 - Party-in-Interest Transactions (continued)

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The fees paid by the Plan totaled $85,879.

The trustee retains as compensation for service provided to the Plan, any interest on amounts earned while certain transactions are pending.

The Plan is administered by Fidelity Investments Institutional Operations Company as the record keeper and Fidelity Management Trust Company as the Plan’s trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio Fund, the Fidelity Global ex US Index Fund and the Fidelity Extended Market Index Fund qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.

Each of these transactions are exempt from the prohibited transaction rules under ERISA.

Note 6 - Subsequent Events & Plan Merger

Management of the Plan has evaluated the subsequent events through June 20, 2019, the date the financial statements were available to be issued. There were no material subsequent events that occurred between January 1, 2019 through June 20, 2019, that required disclosure in the financial statements, except as follows:

NoAC management expects to recommend at an upcoming meeting of the Board of Directors of the NoAC that the Board approve merging the Plan with and into the Nokia Savings/401(k) Plan (the successor plan), effective December 31, 2019, with the successor plan being the surviving plan. Upon merger, the Plan’s obligations and assets will transfer to the successor plan and participants’ accounts will reinvest into funds held by the successor plan.

Supplemental Schedule

Nokia USA Inc. Retirement Savings and Investment Plan	EIN: 58-1248993
Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)	Plan No.: 001
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	American Balanced Fund	Mutual fund		$4,866,471
	American EuroPacific Growth Fund	Mutual fund		3,443,324
*	Fidelity Extended Market Index Fund	Mutual Fund		3,268,084
*	Fidelity Global ex US Index Fund	Mutual Fund		2,047,474
*	Fidelity Managed Income Portfolio Fund	Collective investment trust		3,758,010
*	Nokia ADR Shares	ADR shares		1,317,000
	Northern Small Cap Value Fund	Mutual Fund		9,129
	PIMCO Total Return Fund	Mutual fund		3,542,076
	T. Rowe Price Blue Chip Growth Fund	Mutual fund		2,028,946
	Vanguard Institutional Index Fund	Mutual fund		10,830,836
	Vanguard Small Growth Institutional Index Fund	Mutual fund		3,367,236
	Vanguard Target Retirement 2015	Mutual fund		416,567
	Vanguard Target Retirement 2020	Mutual fund		2,510,274
	Vanguard Target Retirement 2025	Mutual fund		3,220,434
	Vanguard Target Retirement 2030	Mutual fund		2,708,279
	Vanguard Target Retirement 2035	Mutual fund		5,385,134
	Vanguard Target Retirement 2040	Mutual fund		4,886,403
	Vanguard Target Retirement 2045	Mutual fund		4,052,761
	Vanguard Target Retirement 2050	Mutual fund		1,616,652
	Vanguard Target Retirement 2055	Mutual fund		963,629
	Vanguard Target Retirement 2060	Mutual fund		907
	Vanguard Target Retirement Funds	Mutual fund		813,990
	BlackRock U.S. Total Bond Index Fund	Mutual Fund		340,878
	Vanguard Windsor II Fund	Mutual fund		1,913,049
	BrokerageLink	Common stocks and mutual funds		3,754,625
	Subtotal			71,062,168
*	Notes receivable from participants	Interest rate is 3.25% - 4.50%, maturing at various dates through 2046		249,371
				$71,311,539

*     Party-in-interest

**     Not applicable due to investments being participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia USA Inc. Retirement Savings and Investment Plan

Date: June 20, 2019	By:	/s/ Robin Ward
Name: Robin Ward
Title: Plan Administrator

By:	/s/ John Hickey
Name: John Hickey
Title: Chairman of 401(k) Committee